Filed by Precision Drilling Trust
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File Number: 001-08226
Precision Drilling Trust (“Precision Drilling”) and Grey Wolf, Inc. (“Grey Wolf”) Conference call and Webcast Monday, August 25, 2008 11:00 AM.
     The archived webcast and transcript thereof contain discussions regarding the consideration to be received by Grey Wolf shareholders. Such discussions should be viewed in light of the following:
     Under the terms of the Merger Agreement, shareholders of Grey Wolf may elect to receive either cash or trust units of Precision in exchange for their shares of Grey Wolf common stock. Each share of Grey Wolf common stock will be convertible, at the option of the holder, into $9.02 in cash or 0.4225 units of Precision, subject to proration. The maximum amount of cash to be paid by Precision will be approximately US$1.12 billion, and the maximum number of units will be approximately 42.0 million. These amounts take into account the conversion of Grey Wolf’s convertible debt securities and stock options, totaling approximately 223 million fully diluted Grey Wolf shares of Grey Wolf common stock. These maximum amounts translate to US$5.00 in cash and 0.1883 of a unit for each share of Grey Wolf common stock.
     Grey Wolf and Precision Drilling and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Grey Wolf stockholders to be held to approve, among other things, the proposed business combination with Precision Drilling. In connection with the pending transaction, Precision Drilling will also file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4. The stockholders of Grey Wolf are urged to read the Registration Statement and the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when they are available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Precision Drilling, Grey Wolf, and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Grey Wolf after the Registration Statement is declared effective by the SEC.
     Stockholders will be able to obtain a copy of the definitive proxy statement/prospectus and any other relevant filed documents at no charge from the SEC’s website (www.sec.gov). These documents will also be available from Grey Wolf at no charge, once filed with the SEC, by directing a request to Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas, 77042.
CORPORATE PARTICIPANTS
Kevin Neveu
Chief Executive Officer, Precision Drilling Trust
Doug Strong
Chief Financial Officer, Precision Drilling Trust
Tom Richards
Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
David Crowley
Chief Operating Officer, Grey Wolf, Inc.
David Wehlmann
Chief Financial Officer, Grey Wolf, Inc.
CONFERENCE CALL PARTICIPANTS
Sachin Shah
ICAP Securities
Jim Rollyson
Raymond James
Mike Mazar
BMO Capital Markets
Mark Brown
Pritchard Capital Partners
Brian Purdy
National Bank Financial
Roger Serin
TD Securities
Todd Garman
Peters & Co.
Kevin Lo
FirstEnergy Capital Corp.
John Tasdemir
Tristone Capital
Scott Kim
Hadron Capital
Matthew Lubman
Tiedemann
Dana Benner
Thomas Weisel Partners
Ben Cubitt
MCAP
Jeff Fetterly
CIBC World Markets
Geoff Dancey
Cutler Capital Management
PRESENTATION
Operator
Good morning ladies and gentlemen and welcome to the Precision Drilling Trust and Grey Wolf, Inc. Conference Call and Webcast. I would now like to turn the meeting over to Mr. Kevin Neveu, Chief Executive Officer of Precision Drilling. Mr. Neveu, please go ahead.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Thank you and good morning. I know all of you by now have read our press release and I’ll just confirm that I’m very pleased to announce that the board of directors of Grey Wolf, Precision, and the trustees of Precision have approved a definitive merger agreement pursuant to which Precision will acquire Grey Wolf.
Now I’m especially pleased to remove the uncertainty from both Precision and Grey Wolf’s investors over the last few weeks about our status and our intent. I would certainly expect that this combination will allow the investors of both companies to get a much better sense of the strategic value of the combination and the true value of both companies going forward.
Doug, can I ask you to give us our forward-looking statements please?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Thank you, Kevin.
Cautionary statements regarding forward-looking information and statements, statements about Grey Wolf’s and Precision’s outlook and all other statements in this webcast other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Grey Wolf’s and Precision’s control, which could cause actual results to differ materially from such statements.
These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Grey Wolf’s annual report on Form 10-K for the fiscal year ended December 31, 2007 and Precision’s annual report on Form 40-F for the fiscal year ended December 31, 2007,

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and those set forth from time to time in Grey Wolf’s and Precision’s filings with the Securities and Exchange Commission, which are available through Grey Wolf’s and Precision’s websites at gwdrilling.com and precisiondrilling.com.
Kevin, with that said...
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Thank you, Doug.
Joining me on today’s call is Tom Richards, the Chairman, President and CEO of Grey Wolf; David Crowley, the Chief Operating Officer of Grey Wolf; David Wehlmann, the Chief Financial Officer of Grey Wolf; and of course we’ve heard from Doug Strong, the Chief Financial Officer of Precision Drilling.
All right, under the terms of the agreement Grey Wolf shareholders will receive $5 cash and 0.1883 newly issued Precision Trust units. On a fully diluted basis this is an aggregate consideration of $1.12 billion and 42 million Precision Trust units.
Later in the call, David Wehlmann and Doug Strong will walk through the financial metrics of the deal. Let me spend a few minutes on the strategic rationale and then I’ll ask Tom to comment on the Grey Wolf perspective, but both Grey Wolf and Precision believe the combination unlocks value for both of our security holders, for our employees, and for our customers, but specifically the loyal and diverse customer base that Grey Wolf provides excellent opportunities for the accelerated deployment of Precision’s Super Series rigs to a broad and diverse U.S. market. Precision’s internal systems, such as our supply chain, our manufacturing capabilities, and our (inaudible) systems provide operating cost efficiencies and margin enhancement across the Grey Wolf fleet. We think these are clearly at the front of the list. But let me go to the more important element as we look at the oil service sector.
Most importantly, it’s our view that the single greatest challenge facing the oil service sector is the recruitment, the provision, and the retention of skilled and experienced field personnel. We all believe that this combination provides the combined company with ideal employee bases for growth both in the U.S., continued support in Canada, and international growth. We both come to this agreement with excellent workforces that are well skilled and well retained. We have high degrees of confidence in the abilities of our people to manage and operate our businesses going forward. And from Precision’s perspective this is clearly about the combined employee base of both companies and the open invitation and request for all Grey Wolf employees to become part of the new company. We have secured the management team from Grey Wolf to continue forward and manage the sustaining entity in the U.S. We will retain the Houston headquarters for our U.S. operations and we will protect and honor the Grey Wolf brand name and logo indefinitely, both in the U.S. and for international operations.
I want to touch on a few more strategic elements, and let me just mention in general terms scale, diversification, and growth. The combined company will operate 371 drilling rigs with 19 additional rigs to be added over the coming three quarters through previously-announced capital plans. From a diversification perspective, we’ll be present in every current and emerging shale gas play in North America, both conventional and unconventional gas and oil drilling. We are active in heavy oil drilling in Canada, we’re active in the Bakken play, both in Canada and the U.S., and we’ll be active in the other oil plays ranging from Mexico to even the Austin Chalk.
But looking to growth, we still see significant opportunity for growth in North America. There’s no question that the Haynesville, the Marcellus, the Horn River and the Montney plays are all emerging, early-stage exploitation opportunities. The need and desire for high-performance, high-quality rigs in those particular shale-type plays going forward are well aligned with the combined Grey Wolf and Precision companies.
Equally important is the expiry of Precision’s international non-compete. As I think some of you may know, our non-compete internationally expires on August 31st and the combined company has an excellent base to expand operations in Mexico, Latin America, and to pursue aggressively global oil and gas drilling opportunities where high value and high performance are well received by most customers on a global basis.
Tom, on that note, let me pass it over to you for a few comments please.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
Thank you, Kevin. Grey Wolf’s board of directors believes this transaction represents an excellent opportunity for our shareholders.
As each of you know, in July we initiated a process to review various strategic alternatives, including a potential sale of the company, conducted with the help of UBS, our

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financial advisor. Our board entered into the definitive agreement with Precision only after we were satisfied that it represented the best possible alternative for our shareholders with the greatest certainty of both value and prompt completion.
Although confidentiality agreements prevent us from disclosing perspective buyers, I can tell you that an active solicitation of interest among a broad range of potential strategic and financial buyers was conducted. The Precision transaction offered the best financial alternative and also provided real and significant upside potential for our shareholders through participation in the combined company. In addition, Precision has committed financing in place to fund the cash portion of the consideration.
With the opportunity for discussion and due diligence with Precision we have also satisfied ourselves that our areas of concern with regard to the previous Precision offers have been addressed, particularly in light of these improved transaction terms. The merger consideration represents an approximately 4.5 percent increase in the aggregate number of units offered to our shareholders since Precision’s last public announcement of its intention to acquire Grey Wolf. In addition, this consideration represents a substantial premium to what Grey Wolf’s board of directors believes is an unaffected Grey Wolf stock price without the influence of Precision’s previous public announcements regarding its desire to acquire Grey Wolf.
Once the merger is complete, Grey Wolf shareholders will own approximately 25 percent of a company with the right portfolio of technologically-advanced rigs, enhanced services, and expert people necessary to appeal to a larger group of clients. Precision has a terrific team and we believe that together we can create increased value for security holders of the combined company.
Now I’ll turn it back to Kevin.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Thank you, Tom.
I’d like to ask David Wehlmann and Doug Strong to cover the financial perspectives. Doug?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Thanks, Kevin.
As Kevin mentioned in his introduction, Grey Wolf shareholders will receive US$5 in cash and 0.1883 newly issued Precision Trust units for each Grey Wolf common share on a fully diluted basis for aggregate consideration of US$1.12 billion in cash and 42 million units, assuming full proration. The offer based on August 22nd closing values Grey Wolf at US$2 billion assuming a fully diluted share count of approximately 223 million Grey Wolf shares. Individual Grey Wolf shareholders can elect to receive a mix of cash or units subject to proration to the aggregate maximums.
This price represents a premium of 4.5 percent or 1.8 million of additional units of Precision Drilling on the equity component as compared to Precision’s last proposal on June 24th. In that proposal Precision tabled 50 percent equity, the equivalent of 40.2 million Precision Drilling Trust units.
David Wehlmann has further remarks regarding the merger consideration and certain pro forma financial information. David, over to you.
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
Thanks, Doug.
Really excited about this agreement and this combination that we’ve come together here over the last few days. It’s the culmination of a great deal of effort by our board and our management team as well as Precision’s team as well.
Doug has mentioned the offer and I just want to say that this enhanced offer that we received from Precision is approximately a 30 percent premium to what we believe Grey Wolf’s stock price would be without the market support of the public Precision announcements. And Tom mentioned this as well. It’s kind of defined as our unaffected stock price.
This combination creates a company that will be a formidable competitor in the drilling markets. If you look at pro forma revenue for 2007, it was $1.8 billion, and our EBITDA generated by the two companies in 2007 was $800 million or $0.8 billion. The numbers for the last twelve trailing months ending June 30th are about the same as both the U.S. and the Canadian markets improved. Based upon Friday’s closing prices, the equity value of the combined company will be about $3.6 billion with an enterprise value of about $4.6 billion.
And with that I’m going to turn it back over to Doug.

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Doug Strong, Chief Financial Officer, Precision Drilling Trust
Thanks, David.
Consistent with the comments made on the underlying synergy that we’ve had on the acquisition discussion to this point, the underlying capital expenditures for the combined companies on a pro forma basis have strong underlying themes with reinvestment in our rig fleets. These themes have been characterized by items such as reinvestment in our existing rigs, new rig growth supported by long-term customer contracts, fiscal discipline through the cycles of the contract drilling business, focus on safety improvements and operating innovation, rig upgrades geared towards operating capabilities, targeting unconventional and conventional resource plays.
Precision also recognizes that over the past three years Grey Wolf has reinvested significant capital in its rig fleet with a focus on rig upgrades and about 10 new drilling rigs over the past three and half years. Precision has maintained a similar approach to its rig fleet upgrades and has carried out a larger, new rig expansion program with 16 new rigs in 2007 and the 2008 capital expenditure program that will deliver 22 new rigs in total through mid-2009.
On a pro forma basis, the combined company invested approximately $395 million in its asset base in 2007, $430 million in its asset base in 2006, $259 million in 2005, for an aggregate equipment investment of $1.1 billion. On an annual basis we have average combined upgraded capital of about $120 million through this period.
Kevin, that concludes our brief financial remarks.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Thank you, Doug.
Going forward now, we talked earlier about how this is a very important combination from the employee perspective. We’re pleased to announce going forward that the U.S. operations will be led by David Crowley. David, currently the Chief Operating Officer of Grey Wolf, will become the President of our U.S. Operations for the combined company going forward. David, can I ask you to speak a few words about how you see the U.S. operations?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Thanks, Kevin. And building on what you mentioned earlier, retention of skilled personnel in the midst of a resurgence in the Lower 48 is a real near-term challenge.
The similar corporate cultures of Precision and Grey Wolf emphasize the provision of a safe working environment for every employee, respect for the individual, company assurance and personal development through training and mentoring and principal base leadership. We expect these shared values to result in a seamless integration and provide exciting opportunities for over 7,000 personnel on a combined basis.
Our U.S. organization will have 148 drilling rigs marketed with a further 14 units expected to be deployed by the second quarter of next year. Our expanded geographic footprint will provide us the opportunity to address our valued customers’ needs in every significant resource play.
Lastly, turning to the drilling fleet, I think a very exciting combination of the deep drilling capability of Grey Wolf with Precision’s rig design and construction capability should result in significant growth opportunities and revenue synergies both in North America and the international markets and we’re very excited about going forward.
Back to you, Kevin.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Great. Thank you, David.
I think on that note we’ll pass it back to our moderator, Anne, and open for questions please.
Operator
Thank you. We will now take questions from the telephone lines. If you are using a speakerphone, please lift your handset before making your selection. If you wish to ask a question, you may do so by pressing star one, and to cancel your question you may press the pound sign. So once again, please continue to stand by.
Our first question is from Sachin Shah of ICAP. Please go ahead.

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Sachin Shah, ICAP Securities
Hi, good morning. I had a question—you did mention that it’s going to be accretive, um, can you talk what year it’s going to be accretive again and how much synergies you see for the merger?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
I assume you mean on the cash flow accretion?
Sachin Shah, ICAP Securities
Correct. Yeah.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
On Precision’s units we see it as low teens, in that 11 to 13 percent range.
Sachin Shah, ICAP Securities
Okay. On a 2009 basis or 2010 basis?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
On a 2009 basis.
Sachin Shah, ICAP Securities
Okay. And just one last question. You do say that you’re expecting the deal to close at the end of this year, just kind of curious to understand your bullish stance on why it may close so early. Or so soon.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
I guess our anticipation on the closing is that we have committed financing in place. We’ve got a very well-defined and laid out process. It is subject to regulatory approvals, SEC likely being the one that will dictate the ultimate timeframe, but we think that’s a reasonable amount of time. In the fourth quarter, November we think would be a nice outcome, but December is likely.
Sachin Shah, ICAP Securities
Okay, thank you very much.
Operator
Thank you. Our next question is from Jim Rollyson of Raymond James. Please go ahead.
Jim Rollyson, Raymond James
Good morning everyone. Could you possibly, Kevin, just talk about how you see the merger affecting your, you know, you guys have both been active in deploying new rigs and maybe how you view that kind of on a combined basis and maybe where you guys stand.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
I certainly can. There’s no question that both companies have been looking for opportunities to deploy new rigs. I think there’s a couple of issues here that you have to kind of separate. First of all, Precision is well known for manufacturing rigs internally and, you know, so for example, Jim, our smaller rigs, our Super Singles, we manufacture about 70 percent in-house. The larger rigs, the Super Triples and the larger 1,500 to 2,000 horsepower rigs, our percentage comes down to about 50 percent. But we believe that gives us a significant cost advantage, you know, on the order of, ah, certainly beyond the teens or maybe into the twenties percent cost advantage over most of our peers. So we see that as we combine Grey Wolf and Precision we’ll have a very unique cost advantage over most of our peers in U.S. land sector on rig construction costs.
So for example, if we’re looking at trying to produce five or ten rigs, we may save enough to actually build an additional couple of rigs in that scope and we think that gives us an initial capital advantage in the new rig building phase, which has a lot of leg left in it, particularly for the shale gas plays in the U.S. and even into Canada. Those plays require sophisticated rigs to drill highly sophisticated wells.
And earlier we commented that we have 14 rigs left to deploy out of the current build plan. All of those rigs are high-technology AC top-drive, large bump up capacity, highly mobile rigs designed specifically for shale gas plays.

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Jim Rollyson, Raymond James
So basically it sounds like you’re expecting the addition of Grey Wolf’s platform into your fold maybe to give you room to expand your kind of new building idea. Is that fair? Just into the U.S. in terms of being able to—you guys have been kind of working your way in here and obviously now you’ve got a pretty well established platform, I’m just trying to get a sense of if you’re going to be doing more of the same or step it up a notch or just how you think about it.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Jim, a couple of comments. First of all, Precision has been organically growing in the U.S. and it’s a typical organic profile where you have to earn the respect of customers. Grey Wolf has a very diverse customer base with a high level of customer respect. We do believe that as we bring the new technology Precision has to the Grey Wolf customers, we’ll certainly have their respect. We’ll utilize the great relationships and truly the great people that Grey Wolf brings to bear in the marketplace. You know, combining great people to great technology is a wonderful story for our customers.
Jim Rollyson, Raymond James
Okay. Last question just any—given the recent rash of deals that haven’t happened, just thoughts on a break-up fee here. Any color?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Our break-up fee that we’ve added to this deal is a $64 million break-up fee and we did a note that the Basic break-up fee is still in effect. So it does set a fairly high hurdle.
Jim Rollyson, Raymond James
Okay. Thanks guys.
Operator
Thank you. Our next question is from Mike Mazar of BMO Capital Markets. Please go ahead.
Mike Mazar, BMO Capital Markets
Good morning guys.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Good morning, Mike.
Mike Mazar, BMO Capital Markets
Kevin or Doug I guess, with the reasonably high CapEx program you guys have got going and now the cash going out the door for this deal and the additional debt, where does that put you in terms of your thoughts on the distribution and/or potential conversion back to a corp? Is there any impact from this deal on those issues?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Mike, we’re entirely comfortable with our structure. Business strategy drives our decisions around cash flow. We see ourselves coming out of this transaction with a little over $1 billion in debt and a very comfortable leverage amount. Our distribution is intact. That’s, ah, the distribution, as you know, is decided by our trustees on a monthly basis subject to how our business cycle proceeds. So we see this as a very comfortable transaction that doesn’t affect our status—
Mike Mazar, BMO Capital Markets
Sure, fair enough.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
And, Mike, carrying forward, we still certainly see the value of the tax shelter the income trust provides. We’ll balance that value out going forward with the potential we have to reinvest that cash in the business, and we’ll keep people updated on that, but frankly we think our current financial structure easily finances this deal and continues to finance our organic plan going forward.
Mike Mazar, BMO Capital Markets
Okay.

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And then can you just clarify—you talked about the management team staying on; Tom, can you clarify what your role is? Or will be?
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
My role going forward will be to assist with this transition, but I will not be an employee of the company or a director. But I’m excited about working with Kevin through the transition.
Mike Mazar, BMO Capital Markets
Okay. And then finally, back in June you guys—you guys being the Grey Wolf side here—went through a number of reasons why the deal wasn’t what you wanted before, including some fear I guess, for lack of a better term, of what the outlook for the Canadian market is, and therefore the effect on Precision’s units, etcetera. Can you kind of talk about what’s changed in philosophy since then?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Yeah. This is David Crowley. I will say that in mid-June when we were speaking on the road show trying to get our arms around obviously the Basic deal, I think the recent fairly wet spring and albeit lacklustre first half of the year that seemed to be, at best, on parity with 2007, has developed and, that story has I should say, and it appears certainly for the second half of the year that with the licensing that we’re seeing recently and the permitting that there should be a sustainable rebound in the Canadian market.
Again, that’s very much dependent still on the same commodity prices that we face, but we see—you know, having spent time with the Precision management team and having some very candid discussions about the market we feel a lot more comfortable.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
The other thing that I might add to that is our shareholders spoke fairly clearly that they preferred a pure-play drilling contractor as opposed to one that’s diversified. But I might also add that Precision itself represents a diversification for us into the Canadian markets and they’re also in some of the same lines of business that Basic did.
Mike Mazar, BMO Capital Markets
Right.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
But the bottom line is that after spending the time, due diligence, and seeing the improvements and being able to visit with Kevin and his team, we’re very comfortable with this decision on the part of the directors.
Mike Mazar, BMO Capital Markets
Okay. You guys have talked about the enhanced or improved offer terms; as I kind of run through the numbers it seems, unless I’m kind of missing something, it seems that the offer is actually less now than it was at $10. Can you kind of talk to the specifics of what you like better about the offer now?
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
Yeah, Mike. This is David Wehlmann. The offer is, as Doug mentioned earlier in the call, the original offer had an exchange ratio of 0.18 or 40.2 million Trust units. This offer is actually, ah, the equity part is 4.5 percent more. It’s 0.1883 exchange ratio of 42 million equity units, and so Grey Wolf now owns 25 percent of the company and that’s up from the previous offer. If you look at it back on the same day that the $10 offer was made, it would be about a $10.25, $10.26 offer, so that’s how we look at it as an enhanced offer. And you know, there is some—the stocks have traded down since we began our discussions with Precision and so what happens in the market happens, but we believe there’s a lot of value in this combined entity and we see a lot of future growth in the Precision Trust unit price.
Mike Mazar, BMO Capital Markets
Okay. And finally, before I kind of hog the whole thing here, can you talk about...obviously Grey Wolf has the presence in Mexico and PD’s got the rig down in Chile; where is what you see as the easiest next step in terms of expanding the global footprint, Kevin?

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Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
You know, Mike, much like we’ve talked about in the past, we’re going to be looking aggressively for places where the customers truly recognize and reward high-value/high-performance. So there’s no question that we’ll be looking at some of our prime North American clients as they move internationally, whether it’s following operators into Colombia or into Libya or into Algeria, and certainly Mexico. Less likely you’ll see us pursuing one of the public tenders for a national oil company that tenders out 40 different rig contractors and looks for the lowest price. We’ll be looking for places where the high performance that the Grey Wolf people are well known for and the high performance that our technology is well-known for gets well rewarded in the marketplace.
Mike Mazar, BMO Capital Markets
Okay, fair enough. And the tax consequences for Grey Wolf shareholders?
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
The cash portion will be taxable but the transaction overall is a tax reorganization so the equity part of it will not be taxable.
Mike Mazar, BMO Capital Markets
Okay. Fair enough. I’ll turn it over. Thanks a lot guys.
Operator
Thank you. Our next question is from Mark Brown of Pritchard Capital. Please go ahead.
Mark Brown, Pritchard Capital Partners
Hi. Wanted to check on your accretion for cash flow, if you are including synergies in that and whether those are costs and revenues or just costs.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
The short answer is no. The synergies would be up to $10 million.
Mark Brown, Pritchard Capital Partners
And would those be all costs?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Yes.
Mark Brown, Pritchard Capital Partners
I wanted to ask if you can share this, ah, how many other companies made offers for Grey Wolf.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
I would just say at this time that it was an extensive, rigorous process. We explored the universe of both financial and strategic potential buyers and a further definition of that will come out in the S4 proxy, which will be filed in two to three weeks.
Mark Brown, Pritchard Capital Partners
Okay. And just last question, in terms of—one of the reasons you cited in terms of supporting this merger was the skilled field personnel and the employee base; just wanted to understand, you know, between the two companies it doesn’t seem like you’re adding, you’re just combining those labor forces. Did you see this as a better platform for retention? Recruitment? Just maybe you could speak to that a little bit.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Mark, it’s Kevin Neveu. Just quickly on that. Certainly both companies are well known for having very good labor forces and we think that the scale and the size certainly will make us an attractive place to work. We’ll certainly take the best of the values from Grey Wolf, the best of the values from Precision, and ensure that we have a well-satisfied, well-challenged workforce.
There’s no question the seasonality in Canada is a challenge for Canadian service companies. We often range from kind of a peak of 5,000 or 6,000 people in winter down to a low of less than a couple thousand in the spring. We think that having this critical mass in the U.S. will give us some buffer for that seasonal swing and

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give us a chance to offer opportunities to some of those people that are seasonally unemployed.
So as we go forward there’s no question this gives us advantages in the labor force, both globally and for our regional markets.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
And from Grey Wolf’s perspective it’s a very employee-friendly transaction. As David Crowley mentioned a while ago, both companies have similar operating philosophies and Precision’s intentions are to offer meaningful employment to the entire management team so I think our employees will benefit from being part of a bigger, more diversified company.
Mark Brown, Pritchard Capital Partners
Okay, thank you.
Operator
Thank you. Our next question is from Brian Purdy of National Bank Financial. Please go ahead.
Brian Purdy, National Bank Financial
Good morning guys. Just going back to the crews again, you know, I know at Precision you’ve been staffing many of the crews with Canadians that were working in the U.S. Do you think that’s going to change significantly with this deal? I mean obviously you have a bit more flexibility with the workforce and the size that you have now.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Yeah, Brian, right now on the 26 rigs that Precision has operating in the U.S., we’re about 48 percent local labor now. So we have been rapidly amping up our U.S. workforce and trying to tune back the Canadian workers down here. Our objective was to be at about 70 percent domestic labor and the effectively all U.S. labor by the end of next year. So we’re working on that plan and pursuing that strategy quite effectively.
There is no question that the combination with Grey Wolf allows us to very quickly accelerate that transition. Very quickly. Excellent crews on the Grey Wolf rigs and as we look at expanding with new rigs being deployed to market, I know that Grey Wolf has drillers waiting to be promoted to rig managers and on through the system. We’ll have an excellent employee base to draw from to grow our business. And as we deploy those new rigs and new technology, we know we’ll attract good-quality labor from around the areas.
Brian Purdy, National Bank Financial
Okay, great. And then I want to also ask about your rig construction capability.
You know, obviously you have much bigger enterprise to work with here now; do you see having to expand that? You know, either putting some operations in the U.S. or expanding the ones in Canada?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Yeah, the answer is we will be implementing rig assembly and rig manufacturing in the U.S. and we’ll be expanding our rig maintenance capabilities in the U.S., some of our repair and upgrade capacity. And we believe that the Grey Wolf facilities, the capital facilities they have in their various centers like Ellis and Shreveport provide excellent opportunities and bases to do that work.
And, you know, let’s be clear that Grey Wolf has experience assembling and putting together rig packages in those areas. It’s not a greenfield start-up for us; this is hit the road running type process for both companies. We’re very excited about the capabilities that the Ellis location has, that the Shreveport location has, and that the Eunice location has, and we know that we can get these processes running within weeks and months, not within quarters.
Brian Purdy, National Bank Financial
Okay, great. That’s all I had. Thanks.
Operator
Thank you. Our next question is from Roger Serin of TD Securities. Please go ahead.

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Roger Serin, TD Securities
Good morning guys. A couple of housekeeping questions. Can you tell me the size of your increased credit capacity?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Roger, our committed financing puts us at $1.65 billion.
Roger Serin, TD Securities
And did I hear right, Doug, you’d be drawing about $1 billion of that?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Initially. We expect by the end of the year to be in that $1.2 to $1.3 billion by the time you factor working capital and our continuing organic growth program.
Roger Serin, TD Securities
Okay. And doing the math, there’s still a better part of a quarter of a billion of cash in the Grey Wolf side?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
That’s correct.
Roger Serin, TD Securities
Okay. A couple of little things. I noticed that you’d quoted 229 service rigs up from 223; have you built some or were there some that I wasn’t aware of on the Grey Wolf side?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
That includes our acquisition of Rick’s Well Servicing at the end of July.
Roger Serin, TD Securities
Oh, great. Thanks. And maybe for the Grey Wolf guys, can you give me a sense of the average age of your fleet? I realize that’s not a great proxy but I get asked it all the time, um, sort of average age and approximate replacement value.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
I’ll address the average age of the fleet, understanding that we’ve had significant upgrades on the units over the past eight years, particularly on the 1,000 horsepower and above end, but on average I would say we’re about 14 years old.
And again, with the new build units being deployed each quarter, that of course is getting lesser and lesser.
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
I’ll address the replacement cost—this is David Wehlmann. As you know, replacement cost is moving quickly. We’ve seen recent increases in new rigs costs in some quotes that we are receiving recently, but I would say that our rigs alone are probably close to $2 billion in replacement cost and that doesn’t include the pipe, the top drives, the trucks, and all the other assets that Grey Wolf has.
Roger Serin, TD Securities
And on the, ah, you talked about the upgrades, particularly on the horsepower side, what percentage do you think of your fleet has seen some work on the, certainly the higher horsepower capacity rigs? Would it be sort of 35 percent, 45 percent over the last five years?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Over the last five years I would say it’s about 50 percent of the higher end horsepower fleet has seen enhancement, either in pumping capacity, you know, hydraulic horsepower, the installation of top drives, or newer solids control systems.

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Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
And Roger, there’s a couple of things to keep in mind as we look forward, and one is that as we look at adapting these rigs to shale gas plays or pad-type drilling, we think that the in-house manufacturing capability of the combined company will help us upgrade rigs at a much lower or much more competitive cost than most of our peers. And a very important metric for me looking at the Grey Wolf performance in the drilling market is that if you look at—if you remove the rigs that have been delivered in the last four or five years to the market, and do that to everybody, Grey Wolf has by far the highest utilization and customer satisfaction levels with their clients. So I’m a little less concerned about whether the rig is 10 years old or 15 years old; if the clients it’s drilling for like the rig and keep it employed, it’s a very useful asset going forward for an indefinite period.
Roger Serin, TD Securities
No question the first half showed high utilization. A couple of other like really easy questions, one for Doug on depreciation. Could you give us a sense, ah, are you going to be depreciating at a similar rate or given the goodwill associated are you going to have to decrease depreciation from your current run rate on a per-day basis?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
With the purchase price allocation you’ll definitely see the depreciation increase significantly.
Roger Serin, TD Securities
Care to guess?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
You’ll see it soon enough, Roger.
Roger Serin, TD Securities
Okay. I think that’s it for me. Congratulations. Thanks very much guys.
Operator
Thank you. Our next question is from Todd Garman of Peters & Co. Please go ahead.
Todd Garman, Peters & Co.
Good morning. Can you give us a sense for the non-competes that Grey Wolf senior management has signed, both right at the executive officer level and at the VP level?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Todd, that’s be disclosed when we do our disclosures, but we’re comfortable that the deal going forward has the appropriate non-competes in place.
Todd Garman, Peters & Co.
Okay. And then if we look at the cost side at the field level in terms of labor, can you give us a sense for how much different the two cost structures between Precision and Grey Wolf are?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Well on a couple of levels. First of all, Precision is the only drilling contractor that has its own in-house maintenance programs where we repair our diesel engines, our handling tools and our BLPs internally, so we’re not paying third-party mechanical services, typical margins that range from 50 to 70 percent. We’re the only drilling contractor that has that type of full-service capability in-house, including the sheeting, testing and everything. So we think that’s a differentiator between us and virtually all other contractors. And certainly adding 122 rigs to that has efficiencies across the rigs. So that’s one area.
But I will tell you that Grey Wolf is a very well-run company at the field level and we know that their rigs are running very efficiently. So as you look at Grey Wolf’s margins in the marketplace, they are a high-end performer, both on margins and performance. So whilst there are efficiencies at the field level, Grey Wolf is not broken, it’s not making errors at the operating level. They’re doing a very good job running their rigs and we’re proud to have those rigs and people joining our company.

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Todd Garman, Peters & Co.
I guess really what I’m driving at is the, ah, is there a material difference in terms of cost per hour for labour between the companies?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
You know, cost per hour for labor on the companies right now is a regional market level determinant. So there’s no question that if we’re competing with the high-cost labor in the oil sands in Canada, we’re going to be paying higher rates in some areas. But it’s very local in nature and depends on the specific markets and Grey Wolf is competitive in their local areas.
Todd Garman, Peters & Co.
Okay. And then if I look at the, from a client standpoint in the U.S., can you give us a sense for the differences between how Precision would approach a U.S. client and how Grey Wolf might and what that might translate in terms of rates?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Well, you know, the way Precision approaches a U.S. client is, you know, currently we have six active clients in the U.S. of Precision, so we’re often making cold calls. We’re coming to a door unknown or with a very distant relationship. When Grey Wolf approaches clients, they are approaching clients they’ve known for a very long time and have a high degree of trust and respect. So there’s no question that Grey Wolf gets a higher level of client attention than Precision would today. We believe on a combined basis, we put the companies together and we’ll have a chance to bring some exciting new technology to clients that are used to and have relationships with Grey Wolf. Will it mean stronger day rates? We think the day rates will be determined by the performance of the rigs.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
And one thing I’ll add to that, during the diligence process we of course did speak to the client base that are familiar with Precision and they’re no different than Grey Wolf. They understand the clients needs, satisfy the clients needs, and they have a very good reputation in the industry.
Todd Garman, Peters & Co.
Thank you.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Todd, both companies have exemplary safety records which, as we all know, is very important, but beyond the safety record, if you’re maintaining a high operating margin, sector weighting margin, and a good safety record, that’s indicative of a very well-run organization that typically our customers respect and like and desire to come back. And both companies share those two values.
Todd Garman, Peters & Co.
Thanks, Kevin.
Operator
Thank you. Our next question is from Kevin Lo of FirstEnergy Capital. Please go ahead.
Kevin Lo, FirstEnergy Capital Corp.
Good morning folks. I’ve got a quick question for David Crowley. Can you kind of talk about what Grey Wolf was missing before and why Grey Wolf couldn’t be more aggressive with their expansion plans and maybe what Precision Drilling might bring to the table?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Well as far as let’s say the past few years with Grey Wolf, what we had decided at a board level was to grow but conservatively, that is not to build speculatively into the markets and create an oversupply, and I think that—that strategy I think proved to be the right thing to do over the past three to four years looking at our balance sheet and looking at the health of the company. We have expanded, by way of example, into the Rockies significantly and recently into the Bakken region, either with new builds or refurbishments of idle rigs, and I do think it served us well. I’m very excited about not only the

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rig building but the rig design capabilities of Precision and I think it will super charge our ability to grow.
Just by way of example, an area that Grey Wolf has been targeting in Mexico, which is really a bifurcated market, we have a deep drilling market in the Villahermosa region, where Grey Wolf has been taking part since last July. But then probably the most exciting development is the Chicontepec play. I think some of the shallower new build designs that Precision has could play very well into that resource play. I think, again, very excited about the combined capacity in addressing different markets.
Kevin Lo, FirstEnergy Capital Corp.
Okay, great. And this is, I guess, a question for the financial guys, but what do you expect a go-forward tax rate to be as a combined entity and is there any possibility of further tax shields and whatnot?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Kevin, it’s Doug. Consistent with Precision’s U.S. operations, you can expect that we will be paying U.S. jurisdictional taxes on our U.S. income that will be in the mid-30s to low-30s on a blended basis. Our Canadian income largely gets sheltered within the trust. You’ll certainly see our effective income tax rate increase.
Kevin Lo, FirstEnergy Capital Corp.
Sorry, so your effective income tax rate on the combined entity is mid- to low-30s?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
No, no. On the income that is earned within the U.S.
Kevin Lo, FirstEnergy Capital Corp.
Okay. Great, that’s all for me. Thank you.
Operator
Thank you. Our next question is from John Tasdemir of Tristone Capital. Please go ahead.
John Tasdemir, Tristone Capital
Good morning guys. All the good questions have been asked, but I had a couple. So you’ve got your financing in place; is that going to be placed into the U.S. market?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Yes. It’ll be effectively placed into both, the U.S. market and both on the bank side as well. We’ll see participation in Canada as well as the U.S.
John Tasdemir, Tristone Capital
So but when I think of kind of a tax shelter in the U.S. with regards to the increased debt and interest, should I be thinking about layering that mostly into the U.S.?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Yes.
John Tasdemir, Tristone Capital
Okay. Second question, which is kind of an off-the-mark big-picture question, but I mean obviously both companies have been actively pursuing acquisitions or looking at kicking tires and, you know, it’s finally very pleasant to see some consolidation in the market with two rig companies given all the rigs we’ve seen kind of start to be built, so a bit comforting. I guess my question is seeing how you guys have had a front-row seat for the last several months of what’s going on in the market, do you guys foresee any more rig consolidation in the U.S. or North American market?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
You know, John, this is certainly—you know, it’s a capital-intensive business and it’s an employee-intensive business and there are values in scale, providing you can actually get that value out. I think Precision’s proven that we can pull value out of the scale. I think we’ll prove it with this combination. But not everybody gets it right. So, you know, will there be further consolidations in the drilling sector? You know, my guess is this sector always has consolidations, there’ll be more consolidations.

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Whether they’ll be effective or not, you know, your bet’s as good as mine on that.
I will say that as we look forward we’ll project our high-value, high-performance capabilities into the U.S. into the global markets, and if we see opportunities where we can acquire a company that we can bring that value into the new company, we’d still consider it. We’re not finished growing our business in any stretch of the imagination.
John Tasdemir, Tristone Capital
Okay. And finally I’ll ask the guys at Grey Wolf, just off the top of my head I don’t recall what percentage of your business right now you’re going to do in turnkey. What percentage would that be?
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
We have 8 rigs today out of about 114 that are under contract to working on turnkey gas. Last quarter it was, I believe it was about the same, and it was about 11 percent of our EBITDA that we generated during the quarter.
John Tasdemir, Tristone Capital
Okay, so we still like turnkey. Hey, just also offhand, because you guys would know on the turnkey side, you know, we’ve seen tubulars, casing tubing prices spike up here, you know, obviously over the last year; is that just a cost issue now or is there actual constraints on getting pipe these days?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Our turnkey group did report actually as recently as just last week that we are putting certain conditions in our contracts for forward work that are condition on the availability of some of the tubulars that we left in hole, but I think most of the restraints are probably not going to affect the rest of this calendar year.
John Tasdemir, Tristone Capital
Okay. All right, well guys I think it was a great deal. I appreciate it. That’s all.
Operator
Thank you. Our next question is from Scott Kim of Hadron Capital. Please go ahead.
Scott Kim, Hadron Capital
Yes, thank you. In terms of your debt commitments, what rates are you guys expected to pay? And are you going to tap the capital markets at all or is this just going to be held by the banks?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
I guess the answer to the overall question, the cost of the debt we expect to be—based on current conditions today—approaching that 7.5 to 8 percent range. As we all know, the markets have, while stabilized to a certain extent, they have some uncertainty with them. It’ll come down to the point in time where we actually syndicate the debt. And we don’t necessarily think that all of the debt will be taken up by the bank markets, (inaudible), but that’ll come down to the dates that we mark it and fill it.
Scott Kim, Hadron Capital
Okay, so you plan to potentially then go out and raise some notes out in the capital markets then.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
That’s correct.
Scott Kim, Hadron Capital
Okay. And then in terms of your long-term target debt-to-capital ratio, or whatever metric you use, is there some type of target that you guys use internally?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
I guess the most common metric that most of us would look at would be our debt-to-EBITDA. We do look at that. Precision also takes and we measure off our long-term debt to long-term debt plus equity.

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Scott Kim, Hadron Capital
Right. Is there kind of a rate that you guys would use in terms of long-term, you know, three or four years out, where you’re comfortable, kind of your optimal capital structure?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Our full cycle long-term debt to long-term debt plus equity ratio is 0.25 (inaudible) extend beyond that with this acquisition. Both companies have a great history of generating free cash flow and we have modelled forward that we will be leveraged to get back down within a reasonable leverage quickly.
Scott Kim, Hadron Capital
Okay, thank you. Congratulations.
Operator
Thank you. Our next question is from Matthew Lubman of Tiedemann. Please go ahead.
Matthew Lubman, Tiedemann
Hi guys. Congratulations on signing up a really nice transaction. I had two quick questions sort of on the housekeeping side, because all the serious stuff seems to have already been asked. You guys were talking about releasing the S4 proxy, I guess in the press release you were saying toward the end of the third quarter, which seems like you guys are getting through it really fast. Is there something special about being a Canadian prime listed and being secondarily listed in the NYSE that allows you to move through that process faster and get this deal done quicker?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
No, there isn’t; we just plan to execute and be expeditious.
Matthew Lubman, Tiedemann
Okay. The second thing I was going to ask was about the process that Grey Wolf ran. Did this end—I’m just thinking...was anybody in the process surprised to see this deal on the tape this morning or was this something that was sort of clearly signalled and Precision came out with the highest offer?
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
This is Tom speaking. As I mentioned to you earlier, this will all come out in the proxy, but we ran a very rigorous, extensive review of the alternatives that were available to us and we feel that this represents the best value for our shareholders by a wide margin so we’re very excited about it. But there will be more details to come in the proxy.
Matthew Lubman, Tiedemann
I look forward to reading it. Thanks, guys.
Operator
Thank you. Our next question is from Dana Benner of Thomas Weisel Partners. Please go ahead.
Dana Benner, Thomas Weisel Partners
Thanks, good morning guys. I wonder if the Grey Wolf folks could maybe lay out or sketch out for us how many of their rigs today would be working in the various gas shale plays or the various resource plays as you want to best define them.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
You know, on a fairly consistent basis, because we have the, you know, particularly the greater than 1,000 horsepower capacity, 50 percent of our rigs are typically in shale plays. And today I think it’s probably notching up maybe 55 percent at the most.
Dana Benner, Thomas Weisel Partners
And would you say that your market share is inordinate then as a result? I mean I guess we’re all aware of the growing promise of these plays and that would seem to be a pretty high market share, but if you were, say, to compare yourself to some of the larger drillers, etcetera, would you call this inordinate market share?

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David Crowley, Chief Operating Officer, Grey Wolf, Inc.
I don’t know inordinate. We typically enjoy the second position in terms of marketed utilization. Market share, of course it’s very much regional dependent. We’ve had a stated intent and are executing on a plan to deploy rigs into the Bakken. We have one up there right now and we have two more contracted and expect to have at least a few more announced and working there in the first half of next year, again trying to develop some critical mass. And we also had a stated intent to deploy rigs into the Marcellus where in fact Precision have already signed contracts into. So it looks like the resultant footprint is going to be very exciting for us.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Dana, it’s Kevin Neveu speaking. As we lay out the geographic presence between Grey Wolf and Precision it’s a very attractive picture, showing just a blanketed coverage ranging from South Texas really up through the Rockies and stretching out to the Northeast. Notably ignoring California, but frankly we think the better opportunities lie in the shale regions throughout the Midcontinent and up into the Rockies.
Dana Benner, Thomas Weisel Partners
Great. For those of us who haven’t covered Grey Wolf, I wonder if, again, the Grey Wolf folks can maybe outline some of the stronger client relationships that they have that they would consider to be strategic in terms of delivering into the Precision Drilling fold.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Well, you know, I really do hate to single out clients. I can tell you as far as revenue consistently throughout the past three to four years, Anadarko, XTO, Devin. We’ve had significant relationships with them. And what I enjoy about this, and Kevin touched on it earlier, but some of those clients have been buying acreage by the way very consistently over the past two quarters up into the Marcellus, in the Woodford, and most notably in the Bakken, and it’s nice now to have a conversation with them about any resource play and activity and program they have anywhere in the Lower 48. So that, if anything, it’s going to enhance an already pretty solid reputation and relationship that we have with each other.
Dana Benner, Thomas Weisel Partners
Right. Just one final question. I want to touch on the issue of Canadian trust units in the U.S. marketplace. You obviously have surveyed your shareholder base well through this elongated process and I wonder if you can address to what extent you think there is an appetite for Canadian trust units among U.S. shareholders and if that was an issue in your initial resistance to doing a deal with Precision Drilling and now in the fullness of time you’re getting more comfortable or you think Grey Wolf shareholders may be more comfortable with this product. Or how would you address the nature of this product in your shareholders hands?
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
This is David Wehlmann. I’ll try to answer that question.
In the original—our original thoughts is that our shareholders, for the most part, would not care to hold Canadian trust units and that they would turn them over quickly if we were to do a deal with Precision, but after going out on the road when we were trying to get the vote on the Basic transaction we talked to shareholders about this and we found that many of them actually held the units and were very comfortable with holding the units. In fact, several of them even commented on the distribution that they get on monthly basis as an attractive return and as well as the growth potential in those units. So yes, as we’ve done more due diligence and discussions with Precision through this process we did get and our board got very comfortable with the trust units and our shareholders, we believe, will continue to hold those units as we move forward.
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
This is Tom. I’ll just add one thing to that in that a number of the board members of Grey Wolf have substantial holdings within the company. Of course, those individuals would be the holders of the trust units going forward. With additional due diligence they became very comfortable in holding those units in their own portfolio.
Dana Benner, Thomas Weisel Partners
Okay, guys, that’s great. Thank you very much.

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Operator
Thank you. Our next question is from Ben Cubitt of MCAP. Please go ahead.
Ben Cubitt, MCAP
Yeah, hi guys. I just had a question about the consideration. I know the total consideration was $5 and 0.1883 but I noticed from the press release we actually had a choice whether to elect for cash or units, and so I’m just wondering on a non-prorated basis what would be the cash alternative in dollars per share and what would be the share alternative in shares per share? Or units per share should I say.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Yeah, Ben, it’s Doug Strong. If you reference off the Friday closing price, the cash alternative would be a ratio of 0.4225 to the equivalent amount of $9.02, and on the cash scenario obviously that would be a fairly straight forward observation in that you just work the math on the 0.1883.
Ben Cubitt, MCAP
So $9.02 then would be the cash alternative?
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
Based on Friday’s close that’s the cash alternative and then the, as Doug mentioned. 0.4552 is the share alternative.
Ben Cubitt, MCAP
0.4225 you mean?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
0.4225.
David Wehlmann, Chief Financial Officer, Grey Wolf, Inc.
I said it wrong; sorry.
Ben Cubitt, MCAP
And that’s fixed? That won’t change? Like so when we get a re-org notice and it asks us what we want to choose, it’ll be the choice between 0.4225 or $9.02 cash?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
It’s fixed at the $9.02 based on the Friday close.
Ben Cubitt, MCAP
But fixed at—fixed at $9.02 based on the mixed consideration but I’m trying to understand what it would be on the non-prorated consideration.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
It’ll come back to the maximums on the 42 million units and the $1.12 billion in cash.
Ben Cubitt, MCAP
Okay, but I don’t know how many shares are outstanding, etcetera, so it’s hard for me to work through the math.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
223 million shares outstanding.
Ben Cubitt, MCAP
And that includes all of the options and things.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
That’s fully diluted, including the convertible debt.

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Ben Cubitt, MCAP
Okay. Okay, thank you very much.
Operator
Thank you. Our next question is from Roger Serin of TD Securities. Please go ahead.
Roger Serin, TD Securities
Just a quick follow-up for the Grey Wolf guys. Couple of questions. First of all, give me a sense of the size of your client base. You know, sort of number of people that you would consider in your client base at this point.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
We’ve a fairly consistent basis over 45 clients in the Lower 48 and that can peak up, you know, in any given quarter to 60.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
That’s the active clients at any given point in time but, David, what’s your client list?
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
Oh, our client list expands over 140, but consistently active less than half of that.
Roger Serin, TD Securities
Okay. And the second question: what have you seen in the marketplace—you’re close to it with lower commodity prices, particularly in the gas side here recently. In your second quarter you alluded to you thought there’d be some pricing power. Has that backed off at all or do you still see pricing power for the second half of the year.
David Crowley, Chief Operating Officer, Grey Wolf, Inc.
It’s hasn’t backed off at all. We still have the same view we had two months ago.
Roger Serin, TD Securities
Thanks very much. Appreciate the time.
Operator
Thank you. Our next question is from Sachin Shah of ICAP. Please go ahead.
Sachin Shah, ICAP Securities
Just a follow-up. You did mention that you did have some synergies early on, I just wanted to understand. You were talking about the employees and so I just wanted to gauge how much of this merger is because of the employees or because of the synergies. And also trying to gauge what kind of nat gas prices or oil prices are you using in your forecast? And just kind of share-holder sentiment before this acquisition. Have you talked to shareholders for the Grey Wolf? Their sentiment towards this proposal?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
First of all, we’re running a little short on time, but, Sachin, the first question I think you asked was about synergies and employees. I don’t like using those terms in the same sentence. Often synergies refer to fewer employees. And I’ll be very clear here: This is an employee-friendly deal. We are looking to maintain the full operations of Grey Wolf and the full operations of Precision. The synergies will be in costs not related to headcount and not related to people. And I’ll be completely clear on that point. So there are cost efficiencies, but it’s not going to be headcount reductions. We believe these combined companies will still be actively recruiting the employee size as we grow our marketplace. So a very clear answer there.
Your second two questions...?

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Sachin Shah, ICAP Securities
Nat gas and oil, you know, what estimates or forecasts are you using?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Yeah, we have internal forecasts that we’ve shared with Grey Wolf and Grey Wolf has shared their forecasts with us. My quick comment is none of us are basing this deal on the price of gas in August. And long-term we both remain very bullish on the tightness in the gas supply and, you know, despite some relatively good response the last few months on natural gas drilling in the U.S., it is unconventional gas with very aggressive decline rates, and that gas response has come through about 105 rigs more today than 12 months ago drilling for natural gas. So it’s a rig-intensive business and we’re a rig company.
Sachin Shah, ICAP Securities
Okay, great.
Operator
Thank you. Our next question is from Jeff Fetterly of CIBC World Markets. Please go ahead.
Jeff Fetterly, CIBC World Markets
Good morning guys. Two questions for you for the Precision side: Kevin, can you talk about how does this change your thinking in terms of the 2009 capital program and/or the timing of when you expect to give us some guidance on the 2009 capital program?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
We’ve previously talked about giving guidance a lot earlier than normal. Typically Precision gives guidance in December and we’ve been talking about giving guidance much earlier, some time in Q3 or early Q4. Jeff, I think what we’ll do now is maybe back off that statement a little bit and let us work through the process with Grey Wolf over the coming weeks. Certainly capital guidance for 2009 would happen no later than our typical December announcement.
Now all of that said, we’re still very bullish on 2009’s opportunities for new rig construction and I’ll be working closely with the integration process and making sure that we’re positioning the combined company properly in 2009. But, you know, we do believe that the Super Series rigs, you know, with the large advantages we offer to our customers, will be in very high demand through 2009 and 2010.
Jeff Fetterly, CIBC World Markets
I know you’re fairly early on the process but at first blush is this something you would expect would accelerate the size of your 2009 capital program?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
We absolutely believe this will accelerate our capital program. It gives us many more opportunities and many more customers to introduce Super Series technology to.
Jeff Fetterly, CIBC World Markets
Okay. Second question: geographically in the U.S., is there an area where you see some overlap right now and subsequently some infrastructure consolidation and is there any areas where you think you’re underserved? I know you mentioned the Marcellus.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Yeah, so the overlap right now—in Houston Precision has an office that’s 1,000 square feet that we’ll walk away on the lease on. That’s it for overlap in the U.S.
The facilities that Grey Wolf brings to the table are, frankly, badly needed by Precision today, right now. We’re excited about the fact that there’s virtually no overlap. And, you know, frankly, the footprint that Grey Wolf is establishing in the Bakken and the footprint that Precision’s establishing in the Marcellus is really great timing for both companies. We’re excited about the U.S. footprint.
And as I was commenting earlier, as we get a chance to get our presentation together and kind of rollout these U.S. footprints, both client based and geographically, I hazard a guess that nobody can touch us as a geographic presence and client reach.

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Jeff Fetterly, CIBC World Markets
Okay. And last question, sorry. In terms of in-house construction, fabrication, and assembly capabilities how does this transaction expand those? You mentioned utilizing some of the Grey Wolf infrastructure in the U.S. to continue rolling those out. And can you quantify in terms of where your capacity might be on a rigs-per-month or rigs-per-quarter basis going forward?
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Well right now Precision is aligned to be at the range of about eight rigs per quarter into 2009 and our current critical path bottleneck is actually the facilities to rig up and assemble the rigs. Just the footprint space required to assemble the rig is the current bottleneck. And we actually see that on a footprint not just adding one more facility but probably tripling our footprint space. Now that doesn’t mean we’re going to triple our rig capacity, but the current bottleneck disappears and we have a lot of space to rig up and assemble rigs. We certainly have the resources to manufacture the sub-components and we have the resources to manage this rig construction. So we think that our capacity for building rigs will expand. And certainly it’ll match how quickly customers will take these rigs into the marketplace.
Jeff Fetterly, CIBC World Markets
Does it increase the portion of work you can do in-house? You mentioned on the bigger rigs you’re down to 50 percent or in the 50 percent range.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Yeah, you know, it happens on the bigger rigs. On the smaller rigs Precision builds the top drives; on the bigger rigs we have no intent to build top drives. That’s one example. On the bigger rigs we either build the draw works in-house or we outsource that. Chances are on the bigger rigs we’ll outsource draw works. So that does change the product mix. My guess is on bigger rigs 1,500 horsepower and up expect to see our in-house component be about 50 percent.
Jeff Fetterly, CIBC World Markets
Okay. Thanks for the comments.
Operator
Thank you. Our next question is from Geoff Dancey of Cutler Capital Management. Please go ahead.
Geoff Dancey, Cutler Capital Management
Thank you. I was wondering if your forecasts include the conversion of the convertible notes and if that is in fact what you anticipate happening, if holders of the converts will convert their bonds.
Doug Strong, Chief Financial Officer, Precision Drilling Trust
Yes, that is an assumption that we have made.
Geoff Dancey, Cutler Capital Management
Okay, so you don’t see a possibility that holders of the convertible bonds would just elect to hold on to the convertibles themselves instead of converting?
Doug Strong, Chief Financial Officer, Precision Drilling Trust
That’s certainly possible, but we have assumed, based on where the price is at, that they will convert.
Geoff Dancey, Cutler Capital Management
Okay, thank you.
Operator
Thank you. There are no further questions registered at this time. I would like to return the meeting back over to Mr. Neveu.
Kevin Neveu, Chief Executive Officer, Precision Drilling Trust
Great. Thank you all for staying on the call. We’re a little bit over time but certainly appreciate the questions that came in this morning.
I want to thank David Crowley, David Wehlmann, especially Tom Richards and Doug Strong for helping us

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out this morning, and tell you that we are all very excited about the potential for this company going forward and look forward to getting through this process and getting on with life as one combined company.
Tom, any comments?
Tom Richards, Chairman, President & Chief Executive Officer, Grey Wolf, Inc.
No, I’ll just say that we’re excited about the combination. We think it’s in the best interest of our shareholders and our employees and we look forward to the completion of this process. Appreciate everybody calling in this morning.
Operator
Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation.

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